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                                                   PORTER & HEDGES, L.L.P.
                                               ATTORNEYS AND COUNSELORS AT LAW
          NICK D. NICHOLAS                         700 LOUISIANA, 35TH FLOOR
              PARTNER                             HOUSTON, TEXAS  77002-2764
    Tel. Direct  (713) 226-0637                _______________________________                          MAILING ADDRESS:
    Fax Direct  (713) 226-0237                    TELECOPIER (713) 228-1331                              P.O. BOX 4744
    NDNICHOLAS@PORTERHEDGES.COM                   TELEPHONE (713) 226-0600                         HOUSTON, TX 77210-4744
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                                December 13, 2004


Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

         Attention:      Alex Shukhman

                Re:      TODCO - Registration Statement on Form S-1
                         File No. 333-120651

Dear Mr. Shukhman:

         We are writing in response to the staff's comment letter dated December 10, 2004, to the above referenced registration statement on Form S-1 for TODCO. The page number references below are to the form of preliminary prospectus included in amendment number one to the Form S-1 filed December 13, 2004. Our responses below are keyed to the staff's comments in its letter of December 10, 2004.

Selling Stockholder, Page 101

1. As requested, we have revised the disclosure under the caption "Selling Stockholder" to present the information in a tabular format and included textual disclosure to explain the information in the table.

2. Transocean Inc., the sole selling stockholder in this offering, is a publicly-held corporation listed on the New York Stock Exchange under the symbol RIG. Accordingly, no additional investment and/or voting control disclosures have been included. Also, TODCO has been advised that Transocean Inc., the selling stockholder, is not a broker-dealer and is not an affiliate of a broker-dealer.

         We very much appreciate the staff's responsiveness by providing its comments this week. We will deliver to the staff copies of amendment number one to the registration statement marked to show changes from the original filing.

         Should the staff have any additional changes or comments, please contact the undersigned at 713-226-0637.

                                                     Very truly yours,

                                                     /s/ Nick D. Nicholas

                                                     Nick D. Nicholas

NDN/ew